Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Reports Record Fourth Quarter and Full Year 2016 Results

- Full Year Revenue Increased 39% to $36.4 Million; Record 62 System Orders Received in 2016 -

- Fourth Quarter Revenue increased 59% to $14.0 Million -

- Full Year Recurring Revenue Increased 32%; Fourth Quarter Recurring Revenue Increased 29% -

 - Total Procedures Performed to Date Surpassed 23,000 -

- Year-end Backlog of 21 Systems in the U.S. -

- Conference Call Today at 8:30 AM ET (3:30PM IST) -

CAESAREA, Israel – February 16, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, reported record revenue for the fourth quarter and full year ended December 31, 2016. As previously announced, the Company received purchase orders for 21 systems in the fourth quarter and ended the year with a backlog of 21 systems, including 18 Mazor X systems, its transformative platform for spine surgeries, which was commercially launched in October.

“Our record performance in the fourth quarter and success throughout the year reinforces 2016 as a strategic turning point for the Company,” commented Ori Hadomi, Chief Executive Officer.  “We have greatly enhanced our leadership position in the spine market with the implementation of the Medtronic co-marketing and co-promotional agreement and the launch of the transformational Mazor X system.  While our systems order growth is impressive, our high utilization rate and recurring revenue growth illustrates the benefits Mazor is bringing to both surgeon and patient. With a strong backlog, we enter 2017 with momentum to continue our growth.

FOURTH QUARTER 2016 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended December 31, 2016 increased 59% to $14.0 million compared to $8.8 million in the year-ago fourth quarter. U.S. revenue increased 88% to $12.6 million compared to $6.7 million in the year-ago fourth quarter, as the Company recognized revenue from 13 Mazor X and two Renaissance systems, compared to ten Renaissance systems in the year-ago fourth quarter. The Company ended the quarter with a backlog of 21 systems; revenue from these systems is expected to be recorded in 2017, generally, when the systems are supplied.  International revenue was $1.4 million compared to $2.1 million in the year-ago fourth quarter, as the Company recognized revenue from three Renaissance systems, compared to four Renaissance systems in the year-ago fourth quarter. Recurring revenue from system kit sales, services and other increased 29% to $4.5 million in the fourth quarter of 2016, compared to $3.5 million in the year-ago fourth quarter. The increase is attributed to high utilization rates and increase of the install base.

The Company’s gross margin for the three months ended December 31, 2016 was 70.5% compared to 78.0% in the year-ago fourth quarter. The decrease is attributed mainly to discounted price to our distribution partner, Medtronic, and the higher manufacturing costs of the Mazor X, compared to the Renaissance system.  Total operating expenses were $14.2 million compared to $9.8 million in the year-ago fourth quarter, primarily reflecting the Company’s increased investments in sales and marketing activities. Operating loss was $4.3 million compared to an operating loss of $2.9 million in the year-ago fourth quarter. Net loss for the fourth quarter of 2016 was $4.3 million, or $0.09 per share, compared to a net loss of $2.9 million, or $0.07 per share, for the year-ago fourth quarter.

Cash used in operating activities was $1.9 million compared to $4.3 million used in last year’s fourth quarter. The decrease is mainly due to high collection from customers, offset by higher payments to suppliers. As of December 31, 2016, cash, cash equivalents and investments totaled $61.8 million.

FOURTH QUARTER 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $1.1 million with respect to amortization of intangible assets and to share-based expenses recorded in the fourth quarter of 2016. On a non-GAAP basis, the net loss in the fourth quarter of 2016 was $3.1 million, or $0.07 per share, compared to $2.1 million, or $0.05 per share, for the year-ago fourth quarter.

FULL YEAR ENDED DECEMBER 31, 2016 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the full year ended December 31, 2016, revenue increased 39% to $36.4 million compared to $26.1 million for the full year ended December 31, 2015. U.S. revenue increased 51% to $30.7 million compared to $20.3 million in the full year ended December 31, 2015, as the Company recognized revenue from 30 systems, compared to 16 systems in the full year ended December 31, 2015. International revenue was $5.7 million compared to $5.8 million in the full year ended December 31, 2015, as the Company recognized revenue from 11 Renaissance systems, compared to eight Renaissance systems in the full year ended December 31, 2015. Recurring revenue totaled $16.8 million compared to $12.7 million for the full year ended December 31, 2015. The growth in recurring revenue is attributed to the increase of the install base of the Company’s Renaissance system in the U.S. and globally.

Gross margin for the full year ended December 31, 2016 was 71.6% compared to 77.7% for the full year ended December 31, 2015. The decrease is mainly attributed to the discounted price to our distribution partner, the lower price of Renaissance (effective Q3 2016) and the higher manufacturing costs of the Mazor X, compared to the Renaissance system.  Total operating expenses were $45.1 million compared to $35.6 million in the full year ended December 31, 2015, primarily reflecting the Company’s increased investments in sales and marketing activities. Operating loss was $19.0 million compared to an operating loss of $15.3 million in the full year ended December 31, 2015. Net loss for the full year ended December 31, 2016 was $18.7 million, or $0.42 per share, compared to $15.4 million, or $0.36 per share for the full year ended December 31, 2015.

Cash used in operating activities was $10.1 million compared to $11.6 million used in the full year ended December 31, 2015. The decrease is mainly due to high collection from customers.

FULL YEAR ENDED DECEMBER 31, 2016 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expenses in the amount of $2.6 million with respect to capitalization of research and development costs, amortization of intangible assets and to share-based expenses recorded in 2016. On a non-GAAP basis, the net loss for the full year ended December 31, 2016 was $16.1 million, or $0.36 per share, compared to a net loss of $12.3 million, or $0.29 per share, for the full year ended December 31, 2015.

CONFERENCE CALL INFORMATION

The Company will host a conference call to discuss these results on February 16, 2017 at 8:30am ET (3:30 PM IST). Investors within the United States interested in participating are invited to call 888-312-3052.   Participants in Israel can use the toll free dial-in number 1 80 924 5905. All other international participants can use the dial-in number 719-457-2695.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 2887710. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of capitalization of research and development costs, non-cash expense of amortization of intangible assets and share-based expenses. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance System enables surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s expectations for 2017, the amount of and timing of recording of additional revenue from backlog, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

Mazor Robotics Ltd.
                   CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(U.S. Dollars in thousands, except per share data)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2016 (Unaudited)	2015 (Audited)	2016 (Unaudited)	2015 (Unaudited)
Revenue	$36,379	$26,096	$14,043	$8,818

Cost of revenue	10,330	5,827	4,148	1,940

Gross profit	26,049	20,269	9,895	6,878

Operating costs and expenses:
Research and development	5,736	6,324	1,709	1,585
Selling and marketing	33,637	24,947	10,856	7,115
General and administrative	5,697	4,305	1,625	1,072
Total operating costs and expenses	45,070	35,576	14,190	9,772

Loss from operations	(19,021)	(15,307)	(4,295)	(2,894)

Financing income, net	397	135	52	43

Loss before taxes on income	(18,624)	(15,172)	(4,243)	(2,851)

Income tax expense	44	213	23	59
Net loss	$(18,668)	$(15,385)	$(4,266)	$(2,910)

Net loss per share – Basic and diluted	$(0.42)	$(0.36)	$(0.09)	$(0.07)

Weighted average common shares outstanding – Basic and diluted	44,881	42,284	47,560	42,349

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	$14,954	$13,519
Short-term investments	37,862	21,687
Trade receivables	8,225	5,002
Other current assets	1,728	1,420
Inventory	4,715	2,777
Total current assets	67,484	44,405

Non-current assets
Long-term investments	9,017	5,023
Property and equipment, net	3,615	1,432
Intangible assets, net	2,258	-
Other non-current assets	351	110
Total non-current assets	15,241	6,565

Total assets	$82,725	$50,970

Current liabilities
Trade payables	$5,018	$2,219
Deferred revenue	4,031	1,221
Other current liabilities	8,462	4,831
Total current liabilities	17,511	8,271

Non-current liabilities
Employee benefits	325	299
Total non-current liabilities	325	299
Total liabilities	17,836	8,570

Equity
Share capital	124	110
Share premium	174,647	136,107
Amounts allocated to share options	-	77
Capital reserve for share-based payment transactions	9,859	7,179
Foreign currency translation reserve	2,119	2,119
Accumulated loss	(121,860)	(103,192)
Total equity	64,889	42,400

Total liabilities and equity	$82,725	$50,970

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
  (U.S. Dollars in thousands)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2016 (Unaudited)	2015 (Audited)	2016 (Unaudited)	2015 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(18,668)	$(15,385)	$(4,266)	$(2,910)
Adjustments:
Depreciation and amortization	822	527	346	129
Gain on sale of property and equipment	(6)	-	-	-
Finance (income) expenses, net	(275)	(207)	38	30
Share-based expenses	4,439	3,091	1,061	832
Income tax expense	44	213	23	59
	5,024	3,624	1,468	1,050

Change in inventory	(1,938)	273	(650)	(146)
Change in trade and other accounts receivable	(3,512)	(2,408)	(5,588)	(3,517)
Change in prepaid lease fees	(20)	6	(2)	4
Change in trade and other accounts payable	8,723	2,217	7,088	1,064
Change in employee benefits	26	21	(13)	9
	3,279	109	835	(2,586)

Interest received	301	194	66	145
Income tax paid	(38)	(114)	-	(30)
	263	80	66	115

Net cash used in operating activities	(10,102)	(11,572)	(1,897)	(4,331)

Cash flows from investing activities:
Proceeds from (Purchase of ) short-term investments, net	(11,094)	9,816	523	(3,929)
Purchase of long-term investments	(9,823)	(7,538)	(917)	(60)
Proceeds from sale of long-term investments	748	992	250	-
Purchase of property and equipment	(2,361)	(702)	(626)	(266)
Capitalization of development costs	(1,902)	-	(385)	-
Net cash provided by (used in) investing activities	(24,432)	2,568	(1,155)	(4,255)

Cash flows from financing activities:
Proceeds from issuance of ADR's, net	31,416	-	-	-
Proceeds from exercise of share options by employees and
service providers	4,100	370	513	10
Proceeds from exercise of warrants by investors	481	-	-	-
Net cash provided by financing activities	35,997	370	513	10

Net increase (decrease) in cash and cash equivalents	1,463	(8,634)	(2,539)	(8,576)
Cash and cash equivalents at the beginning of the period	13,519	22,255	17,597	22,283
Effect of exchange rate differences on balances of
cash and cash equivalents	(28)	(102)	(104)	(188)
Cash and cash equivalents at the end of the period	$14,954	$13,519	$14,954	$13,519

Supplementary cash flows information:
Purchase of property and equipment on credit	$(566)	$-	$(566)	$-
Issuance costs in credit	$(20)	$-	$(20)	$-

Mazor Robotics Ltd.

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
 (UNAUDITED)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2016	2015	2016	2015
GAAP gross profit	$26,049	$20,269	$9,895	$6,878
Amortization of intangible assets	74	-	74	-
Share-based expense	207	130	37	39
Non-GAAP gross profit	$26,330	$20,399	$10,006	$6,917
GAAP gross profit as percentage of revenues	71.6%	77.7%	70.5%	78.0%
Non-GAAP gross profit as percentage of revenues	72.4%	78.2%	71.3%	78.4%

GAAP operating expenses	$45,070	$35,576	$14,190	$9,772
Share-based expenses:
Research and development	783	475	88	131
Selling and marketing	2,435	1,575	463	456
General and administrative	1,444	911	473	206
Research and development - capitalization	(2,332)	-	-	-
Non-GAAP operating expenses	$42,740	$32,615	$13,166	$8,979

GAAP operating loss	$(19,021)	$(15,307)	$(4,295)	$(2,894)

Non-GAAP operating loss	$(16,410)	$(12,216)	$(3,160)	$(2,062)

GAAP net loss	$(18,668)	$(15,385)	$(4,266)	$(2,910)
Share-based expenses	4,869	3,091	1,061	832
Research and development - capitalization	(2,332)	-	-	-
Amortization of intangible assets	74	-	74	-
Non-GAAP net loss	$(16,057)	$(12,294)	$(3,131)	$(2,078)

GAAP basic and diluted loss per share	$(0.42)	$(0.36)	$(0.09)	$(0.07)

Non-GAAP basic and diluted loss per share	$(0.36)	$(0.29)	$(0.07)	$(0.05)